Exhibit 99.1

FOR IMMEDIATE RELEASE

GOLD ROYALTY CORP. Provides ROYALTY PORTFOLIO Update

Vancouver, British Columbia – November 15, 2021 – Gold Royalty Corp. (“Gold Royalty” or the “Company”) (NYSE American: GROY) is pleased to announce an update on the Company’s producing, development, and exploration stage royalties and royalty generation activities. Recent property advancement updates from project operators have highlighted exploration success and significant project development milestones. Selected key highlights for the projects underlying Gold Royalty’s assets include:

Producing and Development Stage Assets

Canadian Malartic (Agnico Eagle & Yamana JV) – Odyssey Project (3.0% Net Smelter Return Royalty “NSR”) - Cornerstone Royalty Continues to Advance with Ramp & Shaft Construction

On October 27, 2021, Agnico Eagle Mines Ltd. (“Agnico Eagle”) announced that during the third quarter of 2021, underground development of the ramp at Odyssey continued. While underground development was slightly below plan, Agnico Eagle disclosed that approximately 1,118 linear metres of ramp development has been completed in 2021, which is ahead of schedule and at a lower development unit cost than anticipated. The ramp is designed to support mining the upper zones of the Odyssey Project and provide access for further underground exploration.

The concrete headframe pour started on September 29, 2021 and was completed in October 2021. The structural steel installation is expected to start in the fourth quarter of 2021. The contract for the shaft sinking is expected to be awarded in the fourth quarter of 2021 and begin in the fourth quarter of 2022. The headframe construction is on schedule and budget.

On November 2, 2021, Agnico Eagle announced an update on exploration drilling at the Odyssey project. This included recent underground drill results in the Odyssey Internal Zone and the Jupiter Zone which Agnico disclosed continue to demonstrate the potential to add mineral resources in close proximity to the Odyssey North and Odyssey South deposits and planned infrastructure that is currently under development. Gold Royalty holds a 3% NSR that covers a significant portion of the Odyssey Underground project. In addition, Agnico Eagle disclosed the results from the easternmost hole at the East Gouldie deposit, which is trending east, towards the Company’s 1.5% NSR over the Midway project (1.0% can be purchased for US$1 million). The latest intercept returned 4.8m at 6.3 g/t gold at a depth of 1,989m and is located approximately 750-1,000 metres from the Midway royalty boundary.

For more information, refer to Agnico Eagle’s press releases dated October 27, 2021, and November 2, 2021, each filed on www.sedar.com.

Wallbridge Mining – Fenelon Gold Project (2.0% NSR) – Multi-Million Ounce Deposit with Significant Expansion Potential

On November 9, 2021, Wallbridge Mining Company Limited (“Wallbridge”) announced the results of the maiden Mineral Resource Estimate (“MRE”) for the Fenelon Gold Project. The estimate combined potential surface and underground extraction scenarios and contained a total Indicated Resource of 2.13 million ounces: 36.02 Mt grading 1.84 g/t gold and a total Inferred Resource of 1.47 million ounces: 28.99 Mt grading 1.57 g/t gold.

Marz Kord, President & CEO of Wallbridge noted “Our maiden MRE demonstrates how Fenelon has rapidly evolved and continues to grow. We started with a small high-grade deposit and now, with the discovery of and subsequent drilling on the Tabasco/Cayenne and Area 51 zones, we have a multi-million-ounce deposit amenable to potential open pit and underground bulk mining… [Fenelon] remains open in multiple directions laterally and at depth indicating significant potential for expansion. Our next step is additional drilling to add to these resources prior to proceeding with an economic study and to identify new mineralization elsewhere on the Detour-Fenelon Gold Trend.”

Gold Royalty holds a 2% NSR Royalty over the Fenelon Gold Project. For more information, refer to Wallbridge’s press release dated November 9, 2021, filed on www.sedar.com.

Nevada Gold Mines (Barrick & Newmont JV) – REN Project (1.5% NSR & 3.5% NPI) – Barrick Highlights Potential Significant New Discovery – Potential for Near-Term Production

On November 4, 2021, Barrick Gold Corp. (“Barrick”) announced their third quarter results including an update on operations, development, and exploration at the Carlin complex. The Carlin complex includes the Goldstrike mine, which has produced over 60 million ounces of gold, as well as the REN project, over which Gold Royalty holds a 1.5% NSR and a 3.5% NPI. The REN project is operated by Barrick and owned by Nevada Gold Mines, a Joint Venture between Barrick (61.5%) and Newmont (38.5%).

Barrick President and CEO, Mark Bristow, highlighted on Barrick’s third quarter earnings call that underground resource drilling at REN has confirmed Barrick’s model and the significant upside potential on the western side of the deposit next to infrastructure. With the latest results, Barrick expects to report a maiden resource at REN by the end of the year and that the project has potential to add to the Carlin complex life of mine profile in the short term.

Recent drill results identified a potentially significant +700m strike length discovery, 250m from infrastructure along JD1/Corona Zone. Drill result highlights include:

●	MRC-21001: 12.8m at 26.39g/t and 7.6m at 13.77g/t located 130m west of RU-24c: 45.7m at 32.54g/t

●	MRC-21010: 8.0m at 16.95g/t, 3.8m at 24.76g/t

Nevada Gold Mines recently consolidated the northern extension of the Carlin complex by acquiring 100% of the South Arturo and Rodeo Creek properties through an asset swap with i-80 Gold. The South Arturo and Rodeo Creek properties lie to the northwest of REN and further highlights Nevada Gold Mines’ focus on the northern region of the Carlin trend. Further potential lies in the Banshee Zone, which is trending towards the southern edge of Gold Royalty’s 1.5% NSR and 3.5% NPI coverage area.

Gold Royalty holds a 1.5% NSR Royalty and a 3.5% Net Profit Interest over the REN Project as well as a 2% NSR Royalty over the Rodeo Creek property. For more information, refer to Barrick’s press releases dated September 7, 2021 and November 4, 2021 and its management’s discussion and analysis for the third quarter of 2021, each filed on www.sedar.com

First Majestic – Jerritt Canyon Mine (0.5% NSR and Per Ton Royalty) – Ramping up Production and Exploration Activities Under New Ownership

First Majestic Silver Corp. (“First Majestic”) reported third quarter results from Jerritt Canyon which produced 26,145 ounces of gold, representing a 39% increase compared to the prior quarter. The mill processed a total of 230,415 tonnes of ore with an average gold grade and recovery of 4.19 g/t and 84%, respectively. This was the first full quarter of production at the mine since First Majestic acquired it in April 2021.

Major capital projects continue at Jerritt Canyon with First Majestic completing the structural fill for the tailings lift on TSF2 and installing approximately 25% of the new liner. In addition, the annual maintenance overhaul for the dual roasters was near completion at the end of September. As a result of this planned 14-day maintenance shutdown, approximately 30k tonnes of ore were added to stockpiles which First Majestic expects to be processed in the fourth quarter.

On the exploration front, a total of six drill rigs, consisting of three surface rigs and three underground rigs, were active at Jerritt Canyon at the end of the quarter. First Majestic’s investment into exploration, the tailings facility, and a new management team supports the potential to fill the processing plant’s 4,000 tpd capacity which is currently averaging 2,500 tpd, with First Majestic projecting production of approximately 200,000 ounces per year by 2024.

Gold Royalty holds a 0.5% NSR Royalty and a Sliding Scale Per Ton Royalty over the Jerritt Canyon mine. For more information, refer to First Majestic’s press release dated October 12, 2021, its management’s discussion and analysis for the third quarter of 2021, each filed on www.sedar.com and corporate presentation available on First Majestic’s website: www.firstmajestic.com

Fortitude Gold – Isabella Pearl Mine (0.375% - 2.50% NSR) – Meaningful Infrastructure Expansion and Exploration Investments

Fortitude Gold Corp. (“Fortitude”) reported third quarter production from the Isabella Pearl mine of 11,478 ounces of gold at a total cash cost of $624 per gold ounce (after by-product credits), making it one of the world’s lowest cost gold producers in the quarter. Fortitude maintains their 2021 annual upper range guidance of 45,000 ounces of gold production for 2021.

Construction of an expansion to the heap leach pad at Isabella Pearl is currently underway with completion expected in early 2022. This pad expansion is expected accommodate of Fortitude’s processing needs through 2024 and gives flexibility to expand the heap leach pad further if needed in the future. An added benefit to this pad expansion is the new mine plan project boundary was pushed to the west and now encompasses a large part of the Scarlet drill target which Gold Royalty holds a 2.5% NSR Royalty over. This provides added flexibility with exploration and possible pit development within the new project boundary.

Near mine exploration drill results (650 metres north-west of Isabella Pearl) released on August 24, 2021, by Fortitude from the Scarlet area returned substantial widths and gold grades that intercepted oxide mineralization with potential to be processed the existing heap leach pad and gold process plant Drill highlights include 19.81m at 1.57 g/t gold, 19.81m at 1.56 g/t gold, 16.76m at 2.23 g/t gold and 24.38m at 1.60 g/t gold. The drill program at Scarlet was designed to further define the lower oxide-sulfide boundary, as well as test the margins of the known mineralization. Scarlet remains a high priority target for additional delineation drilling.

Gold Royalty holds additional royalties on key exploration areas near the Isabella Pearl Mine, including a 2.5% NSR on County Line, 2.0 – 3.0% NSR at Mina Gold and 2.0% NSR on certain claims at Camp Douglas, potentially extending Gold Royalty’s cash flows from Isabella Pearl well into the future. For more information, refer to Fortitude’s press releases dated July 21, 2021, August 24, 2021 and November 2, 2021 and its Form 10-Q for the third quarter of 2021, each available at www.sec.gov

Exploration Success and Royalty Generator Model at work

Blackrock Silver – Tonopah West (3.0% NSR) – Exploration Success and Strategic Investment from First Majestic

On October 12, 2021, Blackrock Silver Corp. (“Blackrock Silver”) announced additional high-grade silver and gold intercepts on the 100% controlled Tonopah West project, located in the Walker Lane trend of Western Nevada. These new results continue to demonstrate continuity of high-grade mineralization over an 800mby 800marea that will form the basis of the upcoming maiden resource on the DPB target. Highlights include core hole TXC21-026 from the high-grade Bermuda vein which returned 4.1m grading 2,027 g/t silver equivalent (9.07 g/t gold and 1,120 g/t silver) including a 0.9m zone grading 5,080 g/t silver equivalent (20.85 g/t gold and 2,994 g/t silver).

On October 20 and November 3, 2021, Blackrock announced that it received a C$2.0 million investment from First Majestic Silver as part of a C$7.0 million private placement, with net proceeds expected to be used for expansion drilling at Tonopah West and for scout drilling at Tonopah North and general working capital. In its October 20, 2021, press release, Andrew Pollard, Blackrock President & CEO, commented, “We’re very happy to see First Majestic increase their equity position in Blackrock. These funds will be used to daylight additional blue sky at the project, both in terms of expansion drilling at DPB, and for scout exploration on our new Tonopah North claims. With 24 drillholes pending, our resource definition program nearing completion, and our geologic model demonstrating significant expansion potential, we’re very excited to have the funds to allow us to continue to aggressively prove up this discovery while we await delivery of our maiden resource estimate.”

Gold Royalty holds a 3.0% NSR Royalty over the Tonopah West project. For more information, refer to Blackrock Silver’s press releases dated October 12, October 20, and November 3, 2021, each filed on www.sedar.com

Royalty Generator Model: Barrick Gold – Exploration Stage Project (2.0% NSR) - Early-Stage Deal with a Tier One Operator

On October 6, 2021, Gold Royalty entered into an option sale agreement with Barrick Gold Exploration Inc on an early-stage exploration project in Nevada. Gold Royalty will receive a total of US$250,000 in option payments over 3 years and will retain a 2% NSR over the project.

Barrick’s investment in the project supports the exploration potential of the asset. Ongoing exploration activities conducted by Barrick on the project include geologic mapping, rock sampling and soil sampling which has returned attractive grades of gold, arsenic, and antimony. Initial exploration drilling is planned for early 2022.

Gold Royalty’s generative work performed in Nevada is led by Jerry Baughman, formerly of Ely Gold Royalties Inc., who continues to identify earlier stage opportunities and create value through staking properties and the creation of new royalties in the state.

Royalty Generator Model: Eldorado Gold – Abitibi Option Agreement (Multiple Royalties) - Eldorado expanding presence in the Abitibi Region of Ontario and Québec

On October 15, 2021, Eldorado Gold Corp. (“Eldorado”) entered an option agreement with Golden Valley Mines and Royalties Inc., a wholly-owned subsidiary of Gold Royalty, to earn up to an 80% interest in the Claw Lake Gold Prospect, the Cook Lake Prospect, the Murdock Creek Prospect, all located in Ontario and the Perestroika Prospect, located in Québec (the “Properties”).

Eldorado currently holds a 30% interest in the prospects and under the terms of the agreement can earn an additional 40% in the Properties by funding expenditures on the Properties for a minimum of $10,500,000 over a period of 5 years and making annual payments to $50,000 per annum to Gold Royalty. In order to earn and acquire an additional 10% undivided interest in the Properties, Eldorado will contribute all joint venture expenditures on behalf of the parties and deliver a preliminary economic assessment (PEA) report in respect of the Properties.

Upon the exercise of the Additional Option by Eldorado, Gold Royalty will have a 20% undivided beneficial interest in the Properties and retain a 2.0% NSR on each property while Eldorado will have an 80% undivided beneficial interest in the Properties. For more information, refer to Golden Valley Mines and Royalties’ press release dated October 15, 2021, filed on www.sedar.com

Gold Royalty’s generative work performed in the Abitibi region of Québec and Ontario is led by Glenn Mullen, former President, CEO and Chairman of Golden Valley Mines and Royalties, who continues with Gold Royalty to identify earlier stage opportunities in the region and unlock value through staking properties and the creation of new royalties.

Additional Selected Highlights

1.	GoldMining Inc. – Multiple Projects - (1.0% - 2.0% NSR) Advances Preliminary Economic Assessments and Updates Mineral Resource Estimates on Key Properties (press release dated September 23, 2021).

2.	Gold Standard Ventures Corp. - South Railroad Project - (0.436% NSR) updates on its permitting progress, Feasibility Study, and construction capital financing process (press release dated November 10, 2021).

3.	Calibre Mining Corp. – Gold Rock Project – (0.5% NSR & 2.0% NSR) announces acquisition of Fiore Gold Ltd. (press release dated October 25, 2021). (press release dated October 25, 2021).

4.	Monarch Mining Corp. – Beaufor Mine and Beacon Mill - (1.0% NSR & Per Tonne Royalty) confirms high-grade zones at Beaufor (press release dated November 1, 2021).

5.	Monarch Mining Corp. – Beaufor Mine and Beacon Mill - (1.0% NSR & Per Tonne Royalty) prepares Beaufor Mine and Beacon Mill for the restart of operations (press release dated October 27, 2021).

6.	Monarch Mining Corp. – McKenzie Break - (2.5% NSR) intersects significant gold mineralization 1 Km south of the Mckenzie Break Deposit (press release dated October 20, 2021).

7.	Rex Minerals Ltd. – Hog Ranch - (2.25% NSR) confirmed the discovery of a new mineralized gold system at Hog Ranch (ASX announcement dated October 29, 2021).

8.	Paramount Gold Nevada Corp. – Sleeper Gold Mine - (0.33% NSR) initiates drill program at the historic Sleeper Gold Mine (press release dated November 8, 2021).

9.	Paramount Gold Nevada Corp. – Bald Peak Project -(3.0% NSR) announced new high grade surface samples at Bald Peak (press release dated November 2, 2021).

10.	Provenance Gold Corp. – White Rock Gold Project - (2.0% NSR) intersects 67 meters of open-ended gold mineralization in new zone at White Rock (press release dated November 4, 2021).

11.	Eminent Gold Corp. - Weepah Project - (2.0% NSR) samples up to 60 g/t gold and confirms existence of potential feeder fault linking Weepah Main and East deposits (press release date October 28, 2021).

About Gold Royalty Corp.

Gold Royalty Corp. is a gold-focused royalty company offering creative financing solutions to the metals and mining industry. Its mission is to acquire royalties, streams and similar interests at varying stages of the mine life cycle to build a balanced portfolio offering near, medium and longer-term attractive returns for its investors. Gold Royalty’s diversified portfolio currently consists of royalties on gold properties located in the Americas.

Gold Royalty Corp.

Telephone: (833) 396-3066

Email: info@goldroyalty.com

Qualified Person

Alastair Still, P.Geo., Director of Technical Services of the Company, is a “qualified person” as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

Technical Information

Disclosure relating to properties in which Gold Royalty holds royalty or other interests is based on information publicly disclosed by the owners or operators of such properties. The Company generally has limited or no access to the properties underlying its interests and is largely dependent on the disclosure of the operators of its interests and other publicly available information. The Company generally has limited or no ability to verify such information. Although the Company does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate. In addition, certain information publicly reported by operators may relate to a larger property than the area covered by the Companies interest, which often may only apply to a portion of the overall project area or applicable mineral resources or reserves.

Unless otherwise indicated, the technical and scientific disclosure contained or referenced in this news release, including any references to mineral resources or mineral reserves, was prepared by the project operators in accordance with Canadian National Instrument 43-101 (“NI 43- 101”), which differs significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”) applicable to domestic issuers. Accordingly, the scientific and technical information contained or referenced in this press release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

It cannot be assumed that all or any part of a measured, indicated or inferred resource will ever be upgraded to a higher category. “Inferred mineral resources” have a greater amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility.

Cautionary Statement on Forward-Looking Information:

Certain of the information contained in this news release constitutes ‘forward-looking information’ and ‘forward-looking statements’ within the meaning of applicable Canadian and U.S. securities laws (“forward-looking statements”), including but not limited to statements regarding: future plans and expectations disclosed by the operators of the projects underlying the Company’s interests, including the proposed advancement and expansion of such projects; the results of exploration, development and production activities of the operators of such projects; and the Company’s future growth plans. Such statements can be generally identified by the use of terms such as “may”, “will”, “expect”, “intend”, “believe”, “plans”, “anticipate” or similar terms. Forward-looking statements are based upon certain assumptions and other important factors, including assumptions of management regarding the accuracy of the disclosure of the operators of the projects underlying the Company’s projects, their ability to achieve disclosed plans and targets, macroeconomic conditions, commodity prices, and the Company’s ability to finance future growth and acquisitions. Forward-looking statements are subject to a number of risks, uncertainties and other factors which may cause the actual results to be materially different from those expressed or implied by such forward-looking statements including, among others, any inability to any inability of the operators of the properties underlying the Company’s royalty interests to execute proposed plans for such properties, risks related to the operators of the projects in which the Company holds interests, including the successful continuation of operations at such projects by those operators, risks related to exploration, development, permitting, infrastructure, operating or technical difficulties on any such projects, the influence of macroeconomic developments as well as the impact of, and response of relevant governments to, COVID-19 and the effectiveness of such responses and the ability of the Company to carry out its growth plans and other factors set forth in the Company’s publicly filed documents under its profiles at www.sedar.com and www.sec.gov. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements, except in accordance with applicable securities laws.